UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 333-214585

Minebea Co., Ltd.
(Translation of registrant’s name into English)

4106-73 Oaza Miyota, Miyota-machi
Kitasaku-gun, Nagano 389-0293
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.	Press release titled “Notice of Personnel Changes,” dated December 20, 2016

2.	Press release titled “Notice Concerning Revision of the Partial Amendments to the Articles of Incorporation,” dated December 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minebea Co., Ltd.

By:	/s/ Takayuki Ishikawa
Name:	Takayuki Ishikawa
Title:	General Manager

Date: January 5, 2017